Sub-Item 77M:  Mergers

On February 17, 2006, Ellsworth Convertible Growth and Income Fund, Inc. , a Maryland corporation, (the "Company") changed its form of organization by merging with and into Ellsworth Fund Ltd., a Delaware statutory trust, (the "Trust"), pursuant to a plan of reorganization approved by the Company's shareholders on February 13, 2006. The reorganization was approved by the Directors of the Company on November 18, 2005 (See Item 77C for information on the shareholder vote.)